EXHIBIT J

June 10, 2020

Leslie W. Kreis, Jr.

1751 River Run, Suite 400

Fort Worth, Texas 76107

Re:	Transfer of Securities Issued Under any Options or Other Awards Received as Compensation for Services Rendered as a Director of Lantern Pharma Inc.

Mr. Kreis:

This letter agreement (this “Agreement”) serves to confirm the agreement by and between Leslie W. Kreis, Jr., an individual resident of the State of Texas (“Kreis”), and BP Directors, LP, a Delaware limited partnership (“BP Directors”), regarding stock options and other awards of equity-based compensation granted to Kreis in his capacity as a director of Lantern Pharma Inc., a Delaware corporation (“Lantern”). As a director of Lantern, Kreis may receive stock options and other awards of equity-based compensation pursuant to the equity incentive plans that Lantern may have from time to time, including Lantern’s Amended and Restated 2018 Equity Incentive Plan, as amended (the “2018 Plan”). In consideration of the foregoing, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

1.

Kreis shall transfer to BP Directors (i) any options or other awards granted to Kreis under the 2018 Plan or any other equity incentive plan of Lantern, (ii) any securities issued under such options or other awards, (iii) the economic benefits of such options, other awards or securities issued thereunder, or (iv) any combination of the foregoing, in each case, (x) subject to the terms and conditions of the 2018 Plan and any other agreements related to such options or other awards, (y) subject to compliance with applicable securities laws, and (z) on such additional terms and conditions as mutually agreed upon by the Kreis and BP Directors at the time of such transfer.

2.

BP Directors shall have the right to direct the exercise of any options or other awards granted to Kreis under the 2018 Plan or any other equity incentive plan of Lantern, including, without limitation, when such options or other awards are exercised; provided, however, that BP Directors shall be responsible for all costs and fees associated with the exercise of such options or other awards, including, without limitation, the exercise price thereof and any tax liability which arises as a result of income derived from such options or other awards.

3.

Kreis and BP Directors shall each execute, acknowledge and deliver, or cause the execution, acknowledgement and delivery of, such further documents and instruments as may reasonably be requested by the other party to implement the purposes of this Agreement.

Leslie Wayne Kreis, Jr.

June 10, 2020

If you are in agreement with the foregoing, please sign and return one copy of this Agreement, which thereupon will constitute our binding agreement with respect to its subject matter.

Sincerely,

BP DIRECTORS, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

By: Cavu Advisors, LLC,
its general partner

By:
Leslie Wayne Kreis, Jr.,
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

By:
Aaron Glenn Louis Fletcher,
Manager

ACKNOWLEDGED AND AGREED,
As of June 10, 2020:

LESLIE WAYNE KREIS, JR.